

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2020

Via E-mail
John L. Merino
Principal Accounting Officer
FedEx Corporation
942 South Shady Grove Rd.
Memphis, TN 38120

Re: FedEx Corporation
Form 10-Q for the Quarterly Period Ended November 30, 2019
Exhibit No. 10.1 – Amendment dated September 19, 2019 (but effective as of April 1, 2019), amending the Transportation Agreement dated April 23, 2013 between the United States Postal Service and FedEx Express
Exhibit No. 10.2 – Amendment dated October 8, 2019 (but effective as of June 3, 2019), amending the USPS Transportation Agreement
Exhibit No. 10.3 – Amendment dated October 22, 2019 (but effective as of April 29, 2019), amending the USPS Transportation Agreement
Exhibit No. 10.4 – Amendment dated November 5, 2019 (but effective as of July 1, 2019), amending the USPS Transportation Agreement
Exhibit No. 10.5 – Amendment dated November 18, 2019 (but effective as of June 3, 2019), amending the USPS Transportation Agreement
Exhibit No. 10.6 – Supplemental Agreement No. 13 dated as of September 4, 2019, amending the Boeing 767-3S2 Freighter Purchase Agreement dated as of December 14, 2011 between The Boeing Company and FedEx Express
Filed December 17, 2019
File No. 001-15829

Dear Mr. Merino:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please submit your response only to the address presented below. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR, sending a response by email or by sending your response to a Division staff member. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4. Please let us know if you would prefer us to return the materials to you at the end of the process rather than destroy them.

To protect the confidentiality of your response, send it to:

Office of Disclosure Support, Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

If you have any questions, please contact us at RedactedExhibits@sec.gov. Include only your contact information in the email and your examiner will call you. Do not include or discuss any confidential information in your email.

Sincerely,

Division of Corporation Finance